

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 4, 2009

Kevin Bagby
Chief Financial Officer
Shiloh Industries, Inc.
880 Steel Drive
Valley City, Ohio 44280

      RE: Shiloh Industries, Inc.
              Form 10-K for Fiscal Year Ended October 31, 2008
              Forms 10-Q for Fiscal Quarters Ended January 31, 2009,
              April 30, 2009 and July 31, 2009
              File No. 0-21964

Dear Mr. Bagby:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                         Sincerely,

                         Rufus Decker
                         Accounting Branch Chief